Exhibit 99.2

ASX & MEDIA RELEASE	(ASX: SGM, OTC: SMSMY)	19 March 2014

Sims Metal Management’s ADR cancellation fees waived until 2 April 2014

Further to its letter to holders of Sims Metal Management Limited (“SimsMM”) American Depositary Receipts (“ADRs”) dated 5 March 2014, SimsMM has agreed to extend the period in which The Bank of New York Mellon will waive the cancellation fees for the ADR holders until 2 April 2014. This will enable ADR holders more time in which to cancel their ADRs at no cost, and in turn receive ordinary shares in SimsMM listed on the Australian Securities Exchange.

Cautionary Statements Regarding Forward-Looking Information

This release may contain forward-looking statements, including statements about Sims Metal Management’s financial condition, results of operations, earnings outlook and prospects. Forward-looking statements are typically identified by words such as “plan,” “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project” and other similar words and expressions.

These forward-looking statements involve certain risks and uncertainties. Our ability to predict results or the actual effects of our plans and strategies is subject to inherent uncertainty. Factors that may cause actual results or earnings to differ materially from these forward-looking statements include those discussed and identified in filings we make with the Australian Securities Exchange and the United States Securities and Exchange Commission (“SEC”), including the risk factors described in the Company’s Annual Report on Form 20-F, which we filed with the SEC on 16 October 2013.

Because these forward-looking statements are subject to assumptions and uncertainties, actual results may differ materially from those expressed or implied by these forward-looking statements. You are cautioned not to place undue reliance on these statements, which speak only as of the date of this release.

All subsequent written and oral forward-looking statements concerning the matters addressed in this release and attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this release. Except to the extent required by applicable law or regulation, we undertake no obligation to update these forward-looking statements to reflect events or circumstances after the date of this release.

All references to currencies, unless otherwise stated, reflect measures in Australian dollars.

About Sims Metal Management

Sims Metal Management is the world’s largest listed metal recycler with approximately 265 facilities and 6,100 employees globally. Sims’ core businesses are metal recycling and electronics recycling. Sims Metal Management generates approximately 63% of its revenue from operations in North America. The Company’s ordinary shares are listed on the Australian Securities Exchange (ASX: SGM) and its ADRs are listed in the United States on the Over-the-Counter market (OTC:SMSMY). Please visit our website (www.simsmm.com) for more information on the Company and recent developments.